

December 6, 2010

Charles L. Kelly
Chief Financial Officer
 & Corporate Secretary
Medical Action Industries Inc.
500 Expressway Drive South
Brentwood, New York 11717

> **Re: Medical Action Industries Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 2, 2010**
> **Amendment No. 1 to Form 10-K for the Year Ended March 31, 2010**
> **File No. 000-13251**

Dear Mr. Kelly:

We have reviewed your letter dated December 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2010, filed November 10, 2010

General

1.   We note that your amended Form 10-K, as well as the section 302 and 906 certifications filed with it, were not currently signed and dated. Please refer to Exchange Act Rule 12b-15 which requires that all amendments must be signed on behalf of the registrant by duly authorized representatives and must include new certifications. Please further amend your Form 10-K for the year ended March 31, 2010 to comply with these requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief